Filed Pursuant to Rule 433
Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Auto-Callable with Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the EURO STOXX 50® Index due November 3, 2020

Term Sheet to Preliminary Pricing Supplement dated October 5, 2017

Summary of terms		Investment description
Issuer	Canadian Imperial Bank of Commerce

•  Linked to the EURO STOXX 50® Index

•  Unlike ordinary debt securities, the securities do not pay interest at a specified rate, do not repay a fixed amount of principal at stated maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the securities and whether they are automatically called will depend on the performance of the Index

•  If the closing level of the Index on any call date is greater than or equal to the starting level, the securities will be automatically called, and on the related call settlement date, you will receive the principal amount plus the call premium applicable to that call date

Call Date                 Call Premium**

November 5, 2018   [7.25 – 8.25%] of the principal amount

November 4, 2019   [14.50 – 16.50%] of the principal amount

October 27, 2020     [21.75 – 24.75%] of the principal amount

**the actual call premium applicable to each call date will be determined on the pricing date.

•  If the securities are not automatically called prior to the final calculation day, the payment at stated maturity will be based upon the closing level of the Index on the final calculation day as compared to the starting level and could be greater than, equal to or less than the principal amount per security as follows:

If the level of the Index increases:

The securities will be automatically called for the principal amount plus the call premium applicable to the final calculation day described above

If the level of the Index decreases, but the decrease is not more than 10%:

You will be repaid the principal amount

If the level of the Index decreases by more than 10%:

You will receive less than the principal amount and will have 1-to-1 downside exposure to the decrease in the level of the Index in excess of 10%

•    Investors may lose up to 90% of the principal amount

•    All payments on the securities are subject to the credit risk of Canadian Imperial Bank of Commerce, and you will have no ability to pursue the securities included in the Index for payment; if Canadian Imperial Bank of Commerce defaults on its obligations, you could lose some or all of your investment

•    No periodic interest payments or dividends

•    No exchange listing; designed to be held to stated maturity

Term	Approximately 36 months (autocallable annually)
Market Measure	EURO STOXX 50® Index (Bloomberg ticker symbol “SX5E”) (the “Index”)
Pricing Date	October 31, 2017*
Issue Date	November 3, 2017*
Principal Amount	$1,000 per security (100% of par)
Automatic Call

If the closing level of the Index on any call date (including the final calculation day) is greater than or equal to the starting level, the securities will be automatically called for the principal amount plus the call premium applicable to that call date. See “Call Dates and Call Premiums” in this term sheet

Call Dates	November 5, 2018; November 4, 2019; and October 27, 2020 (the final calculation day)*
Call Settlement Date	Five business days after the applicable call date (if the securities are called on the last call date, the call settlement date will be the stated maturity date)
Payment at Stated Maturity	See “How the payment at stated maturity is calculated” in this term sheet
Stated Maturity Date	November 3, 2020*
Starting Level	The closing level of the Index on the pricing date
Ending Level	The closing level of the Index on the final calculation day
Threshold Level	90% of the starting level
Calculation Agent	Canadian Imperial Bank of Commerce
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	Up to 3.00%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%
CUSIP / ISIN	13605WGC9 / US13605WGC91

*To the extent that the Issuer makes any change to the expected pricing date or expected issue date, the call dates and stated maturity date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same

The Issuer’s estimated value of the securities on the date of the accompanying preliminary pricing supplement, based on the Issuer’s internal pricing models, is expected to be between $926.00 and $956.00 per security. While the estimated value of the securities on the pricing date may differ from the estimated value set forth above, the Issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. The final pricing supplement relating to the securities will set forth the Issuer’s estimated value of the securities on the pricing date, which will not be less than $926.00 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement, the accompanying prospectus supplement and prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical payout profile

The profile to the right illustrates the potential payment on the securities for a range of hypothetical percentage changes in the closing level of the Index from the pricing date to the applicable call date (including the final calculation day), assuming a threshold level equal to 90% of the starting level. The call premiums shown in the profile are hypothetical and are based on the midpoint of the ranges specified for the call premiums.

This graph has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual call premium and the actual call date on which the securities are called; (iii) if the securities are not automatically called, the actual ending level; and (iv) whether you hold your securities to the call settlement date or stated maturity.

Hypothetical returns

If the securities are automatically called:

Hypothetical Call Date on which Securities are Automatically Called	Hypothetical Payment Per Security on Related Call Settlement Date	Hypothetical Pre-Tax Total Rate of Return	Hypothetical Pre-Tax Annualized Rate of Return(1)
1st call date	$1,077.50	7.75%	7.40%
2nd call date	$1,155.00	15.50%	7.25%
3rd call date	$1,232.50	23.25%	7.08%

Assumes the call premiums are equal to the midpoints of their specified ranges.
(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

If the securities are not automatically called:

Hypothetical Ending Level	Hypothetical Percentage Change From the Hypothetical Starting Level to the Hypothetical Ending Level	Hypothetical Payment at Stated Maturity Per Security	Hypothetical Pre-Tax Total Rate of Return	Hypothetical Pre-Tax Annualized Rate of Return(1)
3554.81	-0.01%	$1,000.00	0.00%	0.00%
3377.41	-5.00%	$1,000.00	0.00%	0.00%
3199.65	-10.00%	$1,000.00	0.00%	0.00%
3164.10	-11.00%	$990.00	-1.00%	-0.33%
2844.14	-20.00%	$900.00	-10.00%	-3.48%
2666.38	-25.00%	$850.00	-15.00%	-5.34%
1777.59	-50.00%	$600.00	-40.00%	-16.31%
889.79	-75.00%	$350.00	-65.00%	-32.08%
0.00	-100.00%	$100.00	-90.00%	-63.69%

Assumes a hypothetical starting level of 3555.17. The actual starting level will be determined on the pricing date.
(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive upon automatic call or at stated maturity and the resulting pre-tax rate of return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual call premium and the actual call date on which the securities are called; and (iii) if the securities are not automatically called, the actual ending level.

Call Dates and Call Premiums

Call Date	Call Premium	Payment per Security upon an Automatic Call
November 5, 2018*	[7.25 – 8.25%]	[$1,072.50 - $1,082.50]
November 4, 2019*	[14.50 – 16.50%]	[$1,145.00 - $1,165.00]
October 27, 2020*	[21.75 – 24.75%]	[$1,217.50 - $1,247.50]

The actual call premium and payment per security upon an automatic call that is applicable to each call date will be determined on the pricing date and will be within the range specified in the foregoing table. The last call date is the final calculation day, and payment upon an automatic call on the final calculation day, if applicable, will be made on the stated maturity date.

How the payment at stated maturity is calculated

If the closing level of the Index is less than the starting level on each of the three call dates, the securities will not be automatically called, and on the stated maturity date you will receive a payment at stated maturity per security determined as follows:

•                       If the ending level is less than the starting level, but greater than or equal to the threshold level, the payment at stated maturity will be equal to $1,000

•                       If the ending level is less than the threshold level, the payment at stated maturity will be equal to $1,000 minus

Any positive return on the securities will be limited to the applicable call premium, even if the closing level of the Index significantly exceeds the starting level on the applicable call date. You will not participate in any appreciation of the Index beyond the applicable call premium. If the securities are not automatically called prior to the final calculation day and the ending level is less than the threshold level, you will receive less, and possibly 90% less, than the principal amount of your securities at stated maturity.

* The graph above sets forth daily closing levels of the Index for the period from January 1, 2007 to September 27, 2017. The closing level on September 27, 2017 was 3555.17. The historical performance of the Index is not an indication of the future performance of the Index during the term of the securities.

Selected risk considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, the prospectus supplement and prospectus. Please review those risk disclosures carefully.

•

If The Securities Are Not Automatically Called And The Ending Level Is Less Than The Threshold Level, You Will Receive At Stated Maturity Less, And Up To 90% Less, Than The Principal Amount Of Your Securities.

•	The Potential Return On The Securities Is Limited To The Call Premium.
•	You Will Be Subject To Reinvestment Risk.
•	Your Return On The Securities Could Be Less Than If You Owned Securities Included In The Index.
•	No Periodic Interest Will Be Paid On The Securities.
•	The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.
•	The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
•

The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	Our Estimated Value Of The Securities Is Lower Than The Principal Amount Of The Securities.
•	Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.
•	Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.
•	The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.
•	Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Securities.
•	Changes That Affect The Index May Adversely Affect The Value Of The Securities And The Amount You Will Receive At Stated Maturity.
•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.
•	We, Wells Fargo Securities, And Our Respective Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.
•	An Investment In The Securities Is Subject To Risks Associated With Investing In International Securities Markets.
•	A Call Settlement Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.
•	We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.
•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.
•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.
•	There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.
•

The Amount You Receive On The Securities Will Depend Upon The Performance Of The Index And Therefore The Securities Are Subject To The Following Risks, As Discussed In More Detail In The Prospectus Supplement:

• The Issuer of a Security or Currency That Comprises an Index Could Take Actions That May Adversely Affect an Indexed Note.
• Investors in Indexed Notes Will Have No Ownership of the Underlying Securities.
• An Index to Which a Note Is Linked Could Be Changed or Become Unavailable.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. Canadian Imperial Bank of Commerce, Wells Fargo Securities, LLC and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Index, which is owned and published by STOXX Limited, in connection with certain securities, including these securities.

STOXX Limited and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the securities.

STOXX Limited and its Licensors do not sponsor, endorse, sell or promote the securities; recommend that any person invest in the securities; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities; have any responsibility or liability for the administration, management or marketing of the securities; or consider the needs of the securities or the owners of the securities in determining, composing or calculating the Index or have any obligation to do so.

STOXX Limited and its Licensors will not have any liability in connection with the securities.  Specifically, STOXX Limited and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the securities, the owners of the securities or any other person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; and the merchantability and the fitness for a particular purpose or use of the Index and its data.  STOXX Limited and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data.  Under no circumstances will STOXX Limited or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or its Licensors knows that they might occur.  The licensing agreement between us and STOXX Limited is solely for our benefit and the benefit of STOXX Limited and not for the benefit of the owners of the securities or any other third parties.